UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Atsushi Inamura
Name:	Atsushi Inamura
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Regarding Management Integration with UFJ Group

Tokyo, July 30, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) has made all efforts to conclude a basic agreement with the UFJ Group by the end of July 2004 with respect to the specific details of management integration and the strengthening of the UFJ Group’s capital.

However, following the decision by the Tokyo District Court on July 27, 2004 to grant a preliminary injunction against the UFJ Group, the conclusion of this basic agreement has been postponed. The UFJ Group has filed an objection against the preliminary injunction and we hope that a reasonable conclusion will be reached in this respect as soon as possible.

On July 28, UFJ Holdings, Inc. (UFJ) stated “we have not changed our basic stance to aim at a management integration with MTFG as an entire group.” MTFG’s stance is also unchanged at all and we aim to rapidly achieve our objective of reaching a basic agreement with UFJ.

*        *        *

Contact:

Corporate Communications Office,

Corporate Policy Division, MTFG

Tel: 81-3-3240-8149